		UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING		OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response…………….2.50 SEC File Number: 001-33675 CUSIP Number: 767292 105
(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2022
☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

RIOT BLOCKCHAIN, INC.

Full name of Registrant

N/A

Former Name if Applicable

3855 Ambrosia Street, Suite 301

Address of Principal Executive Office (Street and Number)

Castle Rock, CO 80109

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

Riot Blockchain, Inc. (the “Registrant”) is unable, without unreasonable effort or expense, to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2022 (the “Quarterly Report”) by the August 9, 2022, deadline for the reasons discussed below.

The Registrant is required to perform goodwill impairment assessments at least annually, and more frequently if indicators of impairment exist. In response to recent adverse changes in business climate, including decreases in the price of Bitcoin and increased volatility of equity markets, as evidenced by declines in the market price of the Registrant’s securities, those of its peers, and major market indices, the Registrant has determined to perform an impairment assessment of its carrying value of recorded goodwill. The complexity of analyzing the impact of various global macroeconomic and geopolitical factors, such as the ongoing war in Ukraine, global logistics slowdowns, and recent significant inflationary pressures, on the Registrant’s carrying value of recorded goodwill is causing a delay in finalizing the Registrant’s accounting determinations, which must be concluded before the Registrant’s interim financial statements to be included in the Quarterly Report can be completed.

For the foregoing reasons, the Registrant requires additional time to complete the procedures relating to its review and assessment of its carrying value of recorded goodwill; and, as a result, is unable to file the Quarterly Report within the prescribed time period. The Registrant is working diligently to complete this goodwill impairment assessment, and it expects to file the Quarterly Report within the five-day extension of the time period to file the Quarterly Report provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeffrey G. McGonegal, Chief Financial Officer	(303)	475-3786
(Name) (Title)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   Yes ☑    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

As previously disclosed, the Registrant completed the acquisition of two significant subsidiaries, Whinstone US, Inc., and ESS Metron, LLC, during the fiscal year ended December 31, 2021. Further, various global macroeconomic and geopolitical factors have emerged during the three and six months ended as of June 30, 2022 (the “Covered Period”), which are the subject of the Quarterly Report, and have had (and are expected to continue to have) an adverse effect on the Registrant’s business climate. As a result of these two significant acquisitions and the emergence of various adverse macroeconomic factors affecting the Covered Period, the Registrant expects to report a significant change to its results of operations and consolidated statements of cash flows and shareholder equity in the Quarterly Report, as compared to three and six months ended June 30, 2021 (the “Prior Period”). As discussed above, the Registrant has not yet finalized its accounting determinations with respect to its interim financial statements for the Covered Period; therefore, the Registrant is not able to reasonably quantify the anticipated changes to its results of operations, as between the Covered Period and the Prior Period, at this time.

Cautionary Note Regarding Forward-Looking Statements

This filing contains a number of forward-looking statements that involve risks and uncertainties, as well as assumptions that may not materialize or prove to be correct, which could cause our results to differ materially from those expressed in or implied by such forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Words such as “believes,” “expects,” “may,” “should,” “would,” “will,” “intends,” “plans,” “estimates,” “anticipates,” “projects” and similar words or expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Quarterly Report on Form 10-Q. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may affect our business and operations and that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, further material delays in financial reporting, and the possibility that the ongoing reviews may identify errors, control deficiencies, misstatements, or material weaknesses in accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this filing, except as required by applicable law or regulation.

RIOT BLOCKCHAIN, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2022	By:	/s/ Jeffrey G. McGonegal
Jeffrey G. McGonegal
Chief Financial Officer